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January 25, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity Mt. Vernon Street Trust (the "Trust")

Fidelity Growth Company Fund
Fidelity Growth Strategies Fund
Fidelity New Millennium Fund (the "Funds")

File Nos. 002-79755 and 811-03583

Post-Effective Amendment No. 57

Dear Mr. Sandoe:

Pursuant to Item 306 of Regulation S-T to the EDGAR rules, we represent that this is a fair and accurate version of the English prospectus for Fidelity Growth Company Fund, Fidelity Growth Strategies Fund, and Fidelity New Millennium Fund. The Funds' English prospectuses have been fairly and accurately translated into Spanish, and are available upon request.

Very truly yours,

* /s/ Scott C. Goebel

Scott C. Goebel
Secretary

* /s/ Anthony H. Zacharski
Anthony H. Zacharski, as attorney-in-fact pursuant to a power of attorney dated May 31, 2008.